Exhibit 99.1

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2021 and December 31, 2020

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	December
	Notes	2021	2020
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,407,350	2,560,216
Transactions in the course of collection	7	616,932	582,308
Financial assets held-for-trading	8	3,537,495	4,666,156
Investment under resale agreements	9	92,797	76,407
Derivative instruments	10	1,738,135	2,618,004
Loans and advances to banks	11	3,446,995	2,938,991
Loans to customers, net	12	31,577,277	30,190,058
Financial assets available-for-sale	13	2,364,328	1,060,523
Financial assets held-to-maturity	13	127,770	—
Investments in other companies	14	43,588	44,649
Intangible assets	15	66,798	60,701
Property and equipment	16	221,296	217,928
Leased assets	16	112,167	118,829
Current tax assets	17	1,515	22,949
Deferred tax assets	17	381,804	357,945
Other assets	18	579,999	579,467
TOTAL ASSETS		47,316,246	46,095,131

LIABILITIES
Current accounts and other demand deposits	19	17,408,414	15,167,229
Transactions in the course of payment	7	710,418	1,302,000
Obligations under repurchase agreements	9	150,185	288,917
Savings accounts and time deposits	20	7,869,674	8,899,541
Derivative instruments	10	1,782,856	2,841,756
Borrowings from financial institutions	21	4,968,562	3,669,753
Debt issued	22	8,771,310	8,593,595
Other financial obligations	23	218,703	191,713
Lease liabilities	16	108,185	115,017
Current tax liabilities	17	24,218	311
Deferred tax liabilities	17	—	—
Provisions	24	730,243	733,911
Other liabilities	25	639,961	565,120
TOTAL LIABILITIES		43,382,729	42,368,863

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,476	703,206
Other comprehensive income		(26,348)	(51,250)
Retained earnings:
Retained earnings from previous years		655,478	412,641
Income for the period		324,869	463,108
Less:
Provision for minimum dividends		(142,792)	(220,271)
Subtotal		3,933,516	3,726,267
Non-controlling interests		1	1
TOTAL EQUITY		3,933,517	3,726,268
TOTAL LIABILITIES AND EQUITY		47,316,246	46,095,131

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the six-month ended June 30, 2021 and 2020

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2021	2020
		MCh$	MCh$

Interest revenue	28	976,044	995,051
Interest expense	28	(301,770)	(321,156)
Net interest income		674,274	673,895

Income from fees and commissions	29	277,194	298,601
Expenses from fees and commissions	29	(54,013)	(56,622)
Net fees and commission income		223,181	241,979

Net financial operating income	30	27,180	19,793
Foreign exchange transactions, net	31	39,080	65,193
Other operating income	36	17,328	16,242
Total operating revenues		981,043	1,017,102

Provisions for loan losses	32	(130,871)	(264,968)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		850,172	752,134

Personnel expenses	33	(224,594)	(214,007)
Administrative expenses	34	(162,663)	(171,920)
Depreciation and amortization	35	(37,768)	(36,112)
Impairment	35	(3)	(867)
Other operating expenses	37	(16,812)	(18,920)

TOTAL OPERATING EXPENSES		(441,840)	(441,826)

NET OPERATING INCOME		408,332	310,308

Income attributable to associates	14	(2,186)	1,575
Income before income tax		406,146	311,883

Income tax	17	(81,277)	(63,298)

NET INCOME FOR THE PERIOD		324,869	248,585

Attributable to:
Bank’s Owners	27	324,869	248,585
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	3.22	2.46
Diluted net income per share	27	3.22	2.46

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the six-month ended June 30, 2020 and 2020,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2021	2020
		MCh$	MCh$

NET INCOME FOR THE PERIOD		324,869	248,585

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(48,264)	5,862
Net gains (losses) on derivatives held as cash flow hedges	10	82,373	(45,119)
Subtotal Other comprehensive income before income taxes		34,109	(39,257)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		(9,207)	10,601
Total other comprehensive income items that will be reclassified subsequently to profit or loss		24,902	(28,656)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	370	(91)

Subtotal other comprehensive income before income taxes		370	(91)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	(100)	25
Total other comprehensive income items that will not be reclassified subsequently to profit or loss		270	(66)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		350,041	219,863

Attributable to:
Bank’s Owners		350,041	219,863
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six-month ended June 30, 2021 and 2020

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous period	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits		—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	—	(50,077)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Derivatives cash flow hedge	27	—	—	—	—	(45,119)	12,182	—	—	—	(32,937)	—	(32,937)
Valuation adjustment on available-for-sale instruments	27	—	—	—	5,862	—	(1,581)	—	—	—	4,281	—	4,281
Income for the period 2020	27	—	—	—	—	—	—	—	248,585	—	248,585	—	248,585
Provision for minimum dividends		—	—	—	—	—	—	—	—	(119,099)	(119,099)	—	(119,099)
Balances as of June 30, 2020		2,418,833	31,714	671,492	9,689	(126,159)	31,213	412,641	248,585	(119,099)	3,578,909	1	3,578,910
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	55,477	(14,979)	—	—	—	40,498	—	40,498
Valuation adjustment on available-for-sale instruments		—	—	—	(8,888)	—	2,397	—	—	—	(6,491)	—	(6,491)
Income for the period 2020		—	—	—	—	—	—	—	214,523	—	214,523	—	214,523
Provision for minimum dividends		—	—	—	—	—	—	—	—	(101,172)	(101,172)	—	(101,172)
Balances as of December 31, 2020		2,418,833	31,714	671,492	801	(70,682)	18,631	412,641	463,108	(220,271)	3,726,267	1	3,726,268
Retention of profits	27	—	—	—	—	—	—	242,837	(242,837)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(220,271)	220,271	—	—	—
Other comprehensive income:
Defined benefit plans adjustment, net		—	270	—	—	—	—	—	—	—	270	—	270
Derivatives cash flow hedge, net	27	—	—	—	—	82,373	(22,240)	—	—	—	60,133	—	60,133
Valuation adjustment on available-for-sale instruments	27	—	—	—	(48,264)	—	13,033	—	—	—	(35,231)	—	(35,231)
Income for the period 2021	27	—	—	—	—	—	—	—	324,869	—	324,869	—	324,869
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(142,792)	(142,792)	—	(142,792)
Balances as of June 30, 2021		2,418,833	31,984	671,492	(47,463)	11,691	9,424	655,478	324,869	(142,792)	3,933,516	1	3,933,517

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods between January 1 and June 30,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
	Notes	2021	2020
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		324,869	248,585
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	37,768	36,112
Impairment	35	3	867
Provision for loans and accounts receivable from customers and owed by banks	32	73,154	200,387
Provision of contingent loans	32	(1,283)	11,509
Additional provisions	32	90,000	70,000
Fair value adjustment of financial assets held-for-trading		3,480	(2,129)
Changes in assets and liabilities by deferred taxes	17	(10,926)	(4,805)
(Gain) loss attributable to investments in companies with significant influence, net	14	2,514	(1,253)
(Gain) loss from sales of assets received in lieu of payment,net		(1,325)	(3,597)
(Gain) loss on sales of property and equipment, net	36	(8)	(19)
Charge-offs of assets received in lieu of payment	37	933	1,898
Other charges (credits) to income that do not represent cash flows		(6,190)	15,983
Net changes in exchange rate, interest and fees accrued on assets and liabilities		(91,379)	43,444

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(508,335)	(802,279)
(Increase) decrease in loans to customers		(1,308,609)	(996,736)
(Increase) decrease in financial assets held-for-trading, net		(351,768)	239,107
(Increase) decrease in other assets and liabilities		(19,526)	(111,634)
Increase (decrease) in current account and other demand deposits		2,239,300	1,805,194
Increase (decrease) in transactions from reverse repurchase agreements		(133,252)	(72,178)
Increase (decrease) in savings accounts and time deposits		(1,022,520)	(1,123,821)
Sale of assets received in lieu of payment or adjudicated		4,334	9,879
Total cash flows from operating activities		(678,766)	(435,486)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(1,338,423)	(238,226)
(Increase) decrease in financial assets held-to-maturity		(127,603)	—
Payments for lease agreements	16	(15,294)	(13,852)
Net changes in leased assets	16	(705)	(559)
Purchases of property and equipment	16	(17,897)	(16,547)
Sales of property and equipment		8	19
Acquisition of intangible assets	15	(14,689)	(8,938)
Acquisition of investments in companies	14	(2,616)	—
Dividends received from investments in companies	14	1,425	1,073
Total cash flows from investing activities		(1,515,794)	(277,030)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(897)	(1,210)
Issuance of bonds	22	415,543	814,881
Redemption of bonds		(378,135)	(716,547)
Dividends paid	27	(220,271)	(350,538)
Increase (decrease) in borrowings from foreign financial institutions		61,078	(357,880)
Increase (decrease) in other financial obligations		27,123	(44,793)
Increase (decrease) in other obligations with Central Bank of Chile		1,237,800	3,110,600
Payment of other long-term borrowings		(118)	(11,236)
Total cash flows from financing activities		1,142,123	2,443,277

TOTAL NET (NEGATIVE) POSITIVE CASH FLOWS FOR THE PERIOD		(1,052,437)	1,730,761

Effect of exchange rate changes		70,337	114,463

Cash and cash equivalents at beginning of period		6,088,115	3,931,371

Cash and cash equivalents at end of period	7	5,106,015	5,776,595

	June	June
	2021	2020
	MCh$	MCh$
Operational Cash flow interest:
Interest received	818,462	961,898
Interest paid	(165,230)	(130,096)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2021 were approved by the Directors on July 29, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information:

(a)	Legal regulations:

Decree Law No. 3,538 of 1980, in accordance with the text replaced by the first article of Law No. 21,000 that “Creates the Financial Market Commission”, provides in paragraph 6 of its article 5 that the Market Commission Financiero (“CMF”) may “set the rules for the preparation and presentation of the reports, balance sheets, balance sheets and other financial statements of the audited entities and determine the principles according to which they must keep their accounting”.

In accordance with the current legal framework, banks must use the accounting principles established by the CMF and in everything that is not dealt with by it or is contrary to its instructions, they must adhere to the generally accepted accounting principles, which correspond to the regulations techniques issued by the Colegio de Contadores de Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). In the event of discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the CMF.

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	June	December	June	December	June	December
RUT	Subsidiaries	Country	Currency	2021	2020	2021	2020	2021	2020
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	Company in the process of early dissolution. See Note No. 5 b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. The estimates refer to:

1.	Provision for loan losses (Notes No. 11, No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No. 15 and No. 16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the Management, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period ended June 30, 2021, there have been no changes in the estimates made.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the six-month period ended June 30, 2021 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the retained assets are subject to a financial leasing, the leased assets are no longer recognized in the accounting and an account receivable is recorded under Loans to Customers, reflected at their present value. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(f)	Leases, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the statement of financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the change in the Consumer Price Index (CPI) modifies the value of the lease liability and in parallel, the amount of the asset for the right to use leased assets must be adjusted for this effect.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

According to IFRS 16 “Leases”, the bank does not apply this standard to contracts with duration of 12 months or less and those that contain a low value underlying asset. In these cases, the payments are recognized as a lease expense.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase 2 of the Benchmark Reform of Interbank Offering Rates (IBOR) and other benchmark interest rates amending IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting because it makes the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

Banco de Chile has been working on the transition of reference rates, implementing an action plan that includes, among other aspects, identifying the main exposures and risks related to the LIBOR transition, developing products linked to the new reference rate, reviewing of current contracts and renegotiation with some of our clients, which will allow us to face the challenges imposed by the changes in the reference rates.

IFRS 16 Leases. Extends the one-year term of Covid-19-related lease concessions.

In March 2021, the IASB published modifications to IFRS 16 that allow the accounting of concessions or rental facilities due to the effect of the pandemic declared by Covid-19 to be extended until June 30, 2022. The original amendment to IFRS 16 was issued in May 2020 and applied to lease contract facilities that reduce only lease payments due until June 30, 2021.

The implementation of this amendment has no had material impact on Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Other instructions issued by the CMF - Letters to Management.

By letter to Management dated April 23, 2021, the CMF reported transitory measures for the exceptional treatment of loan allowances in the commercial portfolio, in order to facilitate the implementation of payment alternatives for debtors who meet certain requirements.

The conditions for using the flexibility measures for the treatment of allowances are:

–	Fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the flexibilization conditions. It is not allowed to include debtors in default in accordance with the regulations.
–	Debtors who are up to date or have a default of no more than 30 days at the time of rescheduling.
–	Grace periods or postponement credits, of this measure or another, may not add up to more than 6 consecutive months.
–	Banks must have special consideration with those debtors who have availed themselves of previous postponement measures, and must have demonstrated a good behavior in the payment of their installments during the period between postponements.

In the case of grace periods or postponement credits, and depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of arrears and the expected loss parameters will remain constant until that the payment system is normalized. Once the payment deferral period has elapsed and if the debtor does not pay the next obligation to be due, it must be recognized in the next installment of default to the one found in the standard matrix or in the corresponding provision model at the time of flexibilization in order to recognize their credit risk.

In the case of debtors evaluated on an individual basis, their risk category will be maintained at the time of rescheduling until the payment regime is normalized, which does not prevent that for the grace periods and deferral credit from being reclassified to the corresponding category, in the event of signs of worsening in the debtor’s ability to pay and other variables considered in the internal methods.

Postponements or rescheduling, in its different modalities, including those that allow to lower the financial burden of the debtors, as long as they comply with the indicated conditions, will not be considered forced renegotiations and therefore, will not lead to the classification of said debtors in default.

The validity of the exceptional period for the treatment of provisions is until July 31, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Other regulations adopted.

Law No. 21,320

On April 20, 2021, Law No. 21,320 that modifies consumer protection law (Law No. 19,496), prohibiting and limiting certain extrajudicial debt collection actions was enacted. Among other matters, this new law (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits continuing with out-of-court collection actions once a collection has been initiated in court.

In the Bank’s opinion, this legislation could affect its ability to recover non-performing loans from the loan portfolio granted to individuals and SMEs, affect portfolio expenses, as well as increase collection costs.

Law No. 21,342

On June 1, 2021, Law No. 21,342 was published in the Official Newspaper, which established the obligation to implement an occupational health safety protocol for the gradual and safe return of employees to their workplace within the framework of the health alert decreed on the occasion of the Covid-19 disease. The aforementioned law established, among other matters, the obligation to contract mandatory insurance in favor of employees who carry out their work in-person, to finance or reimburse the costs of hospitalization and rehabilitation of the employees associated with the Covid-19 disease, in the terms and scope indicated in said standard. The implementation of this law has no material impact for Banco de Chile and its subsidiaries.

New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of June 30, 2021, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be costs incremental performance of that contract (for example, direct labor and materials), or an allocation of other costs that are directly related to the performance of contracts (for example, the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Interim Consolidated Financial Statements as a result of the application of these amendments.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2. Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information on accounting policies, the foregoing in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted.

The application of this amendment will not have an impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

IAS 12 Income Tax.

In May 2021 the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the diversity in reporting deferred tax on leases and decommissioning obligations.

The modifications are effective for the periods of presentation of the Financial Statements that begin as of January 1, 2023, early application is allowed.

The implementation of this amendment will have no material impact on Banco de Chile and its subsidiaries.

Accounting standards issued by the CMF.

Circular No. 2,243. Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes seek achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its implementation. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The application of the rule of suspension of the recognition of interest and UF indexation on an accrual basis after 90 days of default will not have a significant impact on the Interim Consolidated Financial Statements.

Standards related to the implementation of Basel III.

During 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, in accordance with the established on Law No. 21,130 that modernizes banking legislation. The new Law adopts the international standards in banking regulation and supervision.

On March 30, 2020, the CMF reported that, in coordination with the Central Bank of Chile, it resolved to postpone the implementation of the Basel III requirements for one year and maintain the general regulatory framework in force for banking capital requirements until December 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

On December 1, 2020, the CMF finalized the process of issuing the necessary regulations for the implementation of the new capital framework. The culmination of this regulatory process, which began with the first standard in public consultation in August 2019, represents a relevant step in strengthening the solvency and stability of the financial system. The new capital framework will allow for a more solid and robust banking system, a fundamental condition to face the impacts of the economic downturn with better tools.

The new standards, in addition to increasing the capitalization levels of Chilean banks; facilitate access to new and better sources of financing; harmonize the requirements between subsidiaries of foreign banks and local banks; and they contribute to the internationalization process of Chilean banking.

As of the date of issuance of these Interim Consolidated Financial Statements, the CMF has issued the following circulars related to the Basel III regulations:

Circular 2,270. Issued on September 11, 2020, the CMF issued the standard that sets the general criteria and guidelines for the determination of additional equity requirements as a result of the supervision process, called Pillar 2.

This standard updates Chapter 1-13 “Management and solvency classification” and introduces the new Chapter 21-13 “Evaluation of the adequacy of effective equity of banks” to the RAN.

This standard also establishes that the effective equity self-assessment report to be submitted by banks during this year will be based only on credit risk, and the one for 2022 will additionally incorporate market and operational risks. The first two reports will have a simplified format. As of 2023, the report with all its sections will be required, considering all the material risks of the institution.

Circular No. 2,272. Issued on September 25, 2020, the CMF published the regulations that define the operating procedures for the calculation, implementation and supervision of additional capital charges, known as capital buffers (Conservation Buffer and a Countercyclical Buffer).

This rule incorporates Chapter 21-12 "Additional basic capital, articles 66 bis and 66 ter of the LGB" into the RAN.

This rule also establishes that, as of December 1, 2021, the requirement of the Conservation Buffer will be 0.625%, increasing by the same percentage each year, until reaching the regime on December 1, 2024. The same transitory requirement will apply to the maximum value of the Countercyclical Buffer that can be defined by the Chile Central Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,273. Issued on October 5, 2020, the CMF issued the rule that regulates the calculation of the relationship between basic capital and total assets (leverage ratio). The standard introduces improvements both in the measurement of basic capital (numerator) and of the bank's total assets (denominator). Incorporates Chapter 21-30 "Relationship between basic capital and total assets" into the RAN.

This standard is effective as of December 1, 2020, without prejudice to the transitory measures for the calculation of regulatory capital, contemplated in Title V of Chapter 21-1 "Equity for legal and regulatory purposes" of the RAN.

Circular No. 2,274. Issued on October 8, 2020, the CMF established the guidelines for calculating equity for legal and regulatory purposes, debugging items of low quality or whose value is uncertain in a settlement scenario and sets prudential rules for concentration, in accordance with the current legal framework. Incorporates Chapter 21-1 “Equity for legal and regulatory purposes” replacing Chapter 12-1 “Equity for legal and regulatory purposes” into the RAN.

The first adjustment must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until reaching full implementation as of December 1, 2025.

Circular No. 2,276. Issued on November 2, 2020, the CMF, with the prior favorable agreement of the Central Bank of Chile, established the dispositions that have as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision and international practice, considered for the identification and treatment of banks classified as systemically important at the local level. It incorporates into the RAN Chapter 21-11 "Factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating".

The requirements derived from the first application may be gradually established. The initial charge in December 2021 will be 0% and will increase by 25% each year until reaching the regime in December 2025.

Circular No. 2,279. Issued on November 24, 2020, the CMF incorporated Chapter 21-2 into the RAN, which contains the minimum requirements and conditions that preference shares and bonds with no fixed maturity term must satisfy in article 55 bis of the General Banking Act and Chapter 21-3 of the RAN which contains the minimum requirements and conditions that subordinate bonds must satisfy in article 55 of the General Banking Act, this chapter repeals and replaces chapter 9-6 of the RAN. These regulations came into effect on December 1, 2020, the date on which banks must determine the level of capital AT1 and T2 that is applicable, in accordance with the provisions of the regulations.

During the first year of application, subordinated bonds and voluntary provisions may be computed as equivalent to AT1 instruments, with a limit of 1.5% of the RWA net of required provisions. From the second year on, the substitution limit will progressively decrease (by 0.5%) to reach 0% in 4 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,280. Issued on December 1, 2020, corresponds to the definitive norm related to the standardized methodology for computing ORWAs, incorporating chapter 21-8 to the RAN. The dispositions of this new Chapter consider the methodology established by the Basel Committee on Banking Supervision as a reference framework.

For the computation of operational risk, a single standard method is established, in accordance with the recommendations of the aforementioned Committee, not allowing the use of proprietary methodologies referred to in the second paragraph of article 67 for this type of risk.

The regulations entered into force on December 1, 2020. Also, it was established that until December 1, 2021, assets weighted by operational risk are equal to 0.

Circular No. 2,281. Issued on December 1, 2020, it corresponds to the definitive regulations related to the determination of the Credit Risk-Weighted Assets, incorporating chapter 21-6 to the RAN.

As set out in the Article 67 of the LGB, it is up to the CMF to establish standardized methodologies to cover the relevant risks of banking companies, among which is credit risk, with a prior favorable agreement from the Central Bank of Chile.

This new standard includes a transitory provision, which establishes that the computation of assets weighted by credit risk is carried out in accordance with the current dispositions of Title II of Chapter 12-1 of the RAN, until November 30, 2021; The new methodology must be applied as of December 1, 2021.

Circular No. 2,282. Issued on December 1, 2020, this standard incorporated the new Chapter 21-7 on the determination of MRWA into the RAN.

For the application of the provisions of this new Chapter, which will be in force as of December 1, 2020, a transitional disposition is contemplated that considers a market risk weight equal to zero until December 1, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,283. On December 1, 2020, the CMF published the definitive regulation related to the promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3), incorporating Chapter 21-20 into the Updated Compilation of Standards (RAN).

The information referred to in this new Chapter is effective as of December 1, 2022 and must be published for the first time in 2023 with information regarding the January-March quarter of said year.

Circular No. 2,284. Issued on December 31, 2020, through this circular the CMF creates a file "Rating of systemically important banks" (R11), related to the measurement of the systemic importance index and dated January 26, 2021, through Circular No. 2,286. The instructions for the preparation of the new R11 file are supplemented.

Circular No. 2,288. Issued on April 27, 2021, through this circular, the CMF creates the files "Solvency limits and effective equity" (R01), "Regulatory capital instruments" (R02), "Credit risk-weighted assets" (R06), “Market risk-weighted assets” (R07) and “Operational risk-weighted assets” (R08).

Circular Letter No. 1,207. Issued on April 28, 2021, the CMF specified that the subordinated bonds and additional provisions that are accounted for as equivalent to preferred shares or bonds without a fixed maturity term according to the third transitory article of Law No. 21,130, must be adapted to the limits established in literals c) and d) of article 66 of the General Banking Law.

Circular N°2,290. Issued on May 28, 2021, through this circular, the CMF specifies the implementation calendar of the new Risk System files incorporated into the Information Systems Manual (MSI by its Spanish initials) and additionally adjusts the size of some fields of the R01, R07 and R08 files.

4.	Changes in Accounting Policies and Disclosures:

During the period ended June 30, 2021, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

a)	On January 28, 2021, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 25, 2021 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2020:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2019 and November 2020, amounting to Ch$95,989,016,547 which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 60% of the remaining liquid profit, corresponding to a dividend of Ch$2.18053623438 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 40%.

Consequently, it proposed the distribution as a dividend of 47.6% of the profits for the year ended December 31, 2020.

b)	On February 4, 2021, the subsidiary Banchile Securitizadora S.A. in an Extraordinary Shareholders’ meeting agreed on the early dissolution of this subsidiary, as previously approved by the Financial Market Commission.

c)	On March 25, 2021, at the Bank’s Ordinary Shareholders’ Meeting, the shareholders proceeded to make the definitive appointment of Mr. Raúl Anaya Elizalde as Titular Director of Banco de Chile, a position that he will hold until the next renewal of the Board of Directors. Additionally, on the same date, the Board approved the distribution of dividend No. 209, corresponding to Ch$2.18053623438 per share, payable against the profit for the year 2020.

d)	On April 7, 2021, the subsidiary Banchile Administradora General de Fondos S.A. reported as an essential fact that on that date Mr. Paul Javier Fürst Gwinner, submitted his resignation from the position of Director of the company.

e)	In the context of the COVID-19 pandemic declared in March 2020 by the World Health Organization (“WHO”), this year, on March 13, 2021 the Government of Chile decided on June 25, 2021 to extend the State of Constitutional Exception, thus allowing maintaining a series of sanitary measures, including mobility restrictions and quarantines in the national territory. Additionally, a mass vaccination plan has continued to be rapidly implemented in order to mitigate and control the spread of the pandemic. As of the date of issuance of these Financial Statements, more than 78% of the target population has completed their vaccination process.

The Government and the Central Bank of Chile have maintained countercyclical measures, which have contributed to a gradual recovery in activity. At the fiscal level, the government has announced transfers equivalent to 9 points of GDP, which has been complemented by indirect measures (including resources to finance Fogape-Covid credits and the employment protection law, among others) that mobilize resources for a similar amount. On February 3, 2021, Law No. 21,307 was published in the official newspaper, which modifies the Guarantee Fund for Small and Medium-sized Entrepreneurs (Fogape) in order to promote the reactivation and recovery of the economy, which modifies the Decree Law No. 3,472, of 1980, of the

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

Ministry of Finance, which creates the Guarantee Fund for Small Entrepreneurs (Reactive Fogape). Since the beginning of the program and until June 30, 2021, the Bank has carried out 19,870 operations for an aggregate amount of Ch$1,063,951 million.

For its part, the Central Bank of Chile has maintained a series of unconventional measures, among which the establishment of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) a special financial line for banking companies complemented with the activation of a “Liquidity Credit Line” (LCL) and purchases of bonds in the financial market, among others. As of June 30, 2021, the Bank has made use of these financing facilities for an amount of Ch$4,348,677 million. To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$3,622,885 million, corresponding to commercial placements of the individual portfolio of high credit quality for Ch$2,198,879 million, and securities of fixed income for an approximate amount of Ch$1,424,006 million. In the case of the LCL, the guarantee provided corresponds to the reserve held by the Bank.

Additionally, the National Congress approved three reforms to the constitution that allowed withdrawals of up to 10% of the resources available in the individual capitalization accounts, which allowed an aggregate withdrawal equivalent to approximately US$49,322 million, a situation that has brought pressure on prices of goods and services, increased liquidity levels for natural and legal persons, and decreased delinquency levels in the banking industry.

Within this context, our Bank adopted several measures, along with executing contingency plans, in order to: (i) safeguard the health of clients and employees; (ii) ensure the operational continuity of services and mitigate potential operational risks, and (iii) strengthen service remote channels and the implementation of remote working for a large group of employees.

Even though the impact of the pandemic on our operating results has been significant and its effects will persist even over time, its magnitude will depend on the duration and depth of the effects of the pandemic, as well as the impact on structural variables, including the trend growth of the economy, increase in investment and employment levels. Additionally, in accordance with the current policy on the matter, the Bank has established additional incremental provisions for Ch$90,000 million during this fiscal year, thus totaling Ch$410,252 million as of June 30, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity
-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A. (*)
-	Socofin S.A.

(*)	Company in the process of early dissolution. See Note No. 5 b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2021 and 2020 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank's total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended June 30, 2021 and 2020 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	473,309	491,971	196,294	190,279	4,675	(7,552)	(117)	(1,871)	674,161	672,827	113	1,068	674,274	673,895
Net commissions income (loss)	127,261	150,924	29,988	27,092	(873)	(1,127)	73,685	72,794	230,061	249,683	(6,880)	(7,704)	223,181	241,979
Financial and exchange operations results	4,542	7,055	30,550	30,061	17,235	31,091	13,965	17,778	66,292	85,985	(32)	(999)	66,260	84,986
Other operating income	12,317	9,954	6,338	6,945	—	—	1,197	1,459	19,852	18,358	(2,524)	(2,116)	17,328	16,242
Total operating revenue	617,429	659,904	263,170	254,377	21,037	22,412	88,730	90,160	990,366	1,026,853	(9,323)	(9,751)	981,043	1,017,102
Provision for loan losses	(89,612)	(175,227)	(41,588)	(89,716)	—	—	329	(25)	(130,871)	(264,968)	—	—	(130,871)	(264,968)
Personnel expenses	(142,191)	(138,013)	(43,770)	(39,551)	(1,197)	(987)	(37,444)	(35,464)	(224,602)	(214,015)	8	8	(224,594)	(214,007)
Administrative expenses	(125,542)	(133,863)	(30,179)	(31,892)	(165)	(153)	(16,092)	(15,755)	(171,978)	(181,663)	9,315	9,743	(162,663)	(171,920)
Depreciation and amortization	(30,976)	(29,441)	(4,002)	(3,628)	(17)	(11)	(2,773)	(3,032)	(37,768)	(36,112)	—	—	(37,768)	(36,112)
Other operating expenses	(9,163)	(8,075)	(7,153)	(10,919)	(556)	(595)	57	(198)	(16,815)	(19,787)	—	—	(16,815)	(19,787)
Total operating expenses	(307,872)	(309,392)	(85,104)	(85,990)	(1,935)	(1,746)	(56,252)	(54,449)	(451,163)	(451,577)	9,323	9,751	(441,840)	(441,826)
Income attributable to associates	(3,156)	893	597	310	32	34	341	338	(2,186)	1,575	—	—	(2,186)	1,575
Income before income taxes	216,789	176,178	137,075	78,981	19,134	20,700	33,148	36,024	406,146	311,883	—	—	406,146	311,883
Income taxes													(81,277)	(63,298)
Income after income taxes													324,869	248,585

The following table presents assets and liabilities of the periods ended June 30, 2021 and December 31, 2020 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	19,911,432	18,800,897	11,243,826	10,811,021	15,092,423	15,400,139	784,488	830,910	47,032,169	45,842,967	(99,242)	(128,730)	46,932,927	45,714,237
Current and deferred taxes													383,319	380,894
Total assets													47,316,246	46,095,131

Liabilities	15,453,970	13,647,952	9,671,960	9,980,003	17,704,553	18,208,458	627,270	660,869	43,457,753	42,497,282	(99,242)	(128,730)	43,358,511	42,368,552
Current and deferred taxes													24,218	311
Total liabilities													43,382,729	42,368,863

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Cash and due from banks:
Cash (*)	1,021,825	615,842
Deposit in Chilean Central Bank (*)	210,618	641,890
Deposits in other domestic banks	38,456	14,506
Deposits abroad	1,136,451	1,287,978
Subtotal - Cash and due from banks	2,407,350	2,560,216

Net transactions in the course of collection	(93,486)	(719,692)
Highly liquid financial instruments (**)	2,735,408	4,212,719
Repurchase agreements (**)	56,743	34,872
Total cash and cash equivalents	5,106,015	6,088,115

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June	December
	2021	2020
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	122,084	123,267
Funds receivable	494,848	459,041
Subtotal - assets	616,932	582,308

Liabilities
Funds payable	(710,418)	(1,302,000)
Subtotal - liabilities	(710,418)	(1,302,000)
Net transactions in the course of settlement	(93,486)	(719,692)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June	December
	2021	2020
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	1,143	3,186
Central Bank of Chile promissory notes	2,914,982	4,006,490
Other instruments issued by the Chilean Government and Central Bank	65,965	149,616

Other instruments issued in Chile
Bonds from other domestic companies	—	5,396
Bonds from domestic banks	12,817	5,494
Deposits in domestic banks	139,210	93,905
Other instruments issued in Chile	1,328	1,003

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	12	164

Mutual fund investments
Funds managed by related companies	402,038	400,902
Funds managed by third-party	—	—
Total	3,537,495	4,666,156

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$37,900 million as of June 30, 2021 (Ch$217,614 million as of December 31, 2020). Repurchase agreements have a 1 day average expiration at the end of June 2021 (4 days at the year-end 2020). Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$2,833,000 million as of June 30, 2021 (Ch$2,986,000 million in December 2020).

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$107,657 million as of June 30, 2021 (Ch$52,809 million as of December 31, 2020). The repurchase agreements have an average expiration of 5 days as of period-end 2021 (9 days in December 2020).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$4,365 million as of June 30, 2021 (Ch$5,156 million as of December 31, 2020), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of June 30, 2021 and December 31, 2020, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months	Over 3 months and up to 12 months			Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Subtotal	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	45,784	29,089	24,359	20,591	22,654	16,721	—	—	—	—	—	—	92,797	66,401
Subtotal	45,784	29,089	24,359	20,591	22,654	16,721	—	—	—	—	—	—	92,797	66,401
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	45,784	39,095	24,359	20,591	22,654	16,721	—	—	—	—	—	—	92,797	76,407

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of June 30, 2021, the fair value of the instruments received amounts to Ch$87,356 million (Ch$82,585 million as of December, 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of June 30, 2021 and December 31, 2020, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	37,899	183,083	—	—	—	—	—	—	—	—	—	—	37,899	183,083
Other instruments issued by the Chilean Government and Central Bank of Chile	3,697	47,763	—	—	—	—	—	—	—	—	—	—	3,697	47,763
Subtotal	41,596	230,846	—	—	—	—	—	—	—	—	—	—	41,596	230,846
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	107,629	57,648	44	43	—	—	—	—	—	—	—	—	107,673	57,691
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	588	380	—	—	—	—	—	—	—	—	—	—	588	380
Subtotal	108,217	58,028	44	43	—	—	—	—	—	—	—	—	108,261	58,071
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	328	—	—	—	—	—	—	—	328	—
Subtotal	—	—	—	—	328	—	—	—	—	—	—	—	328	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	149,813	288,874	44	43	328	—	—	—	—	—	—	—	150,185	288,917

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of June 30, 2021 amounts to Ch$149,271 million (Ch$288,523 million in December 2020). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of June 30, 2021 and December 31, 2020, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of June 30, 2021
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	3,428	—	—	—	3,428	—	1,119
Interest rate swap	—	—	—	—	—	2,672	2,672	—	595
Total derivatives held for hedging purposes	—	—	3,428	—	—	2,672	6,100	—	1,714

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	202,174	141,478	218,514	682,072	1,244,238	86,508	35,638
Total derivatives held as cash flow hedges	—	—	202,174	141,478	218,514	682,072	1,244,238	86,508	35,638

Trading derivatives
Currency forward	6,663,591	3,982,949	6,885,339	999,058	86,006	16,148	18,633,091	241,788	198,692
Interest rate swap	1,482,348	2,385,483	9,377,725	10,085,867	6,314,147	10,255,895	39,901,465	635,703	649,400
Interest rate swap and cross currency swap	311,588	754,894	3,288,590	5,898,694	4,111,682	5,529,380	19,894,828	772,960	896,358
Call currency options	7,371	7,675	31,831	109	—	—	46,986	858	533
Put currency options	5,379	6,993	38,990	—	—	—	51,362	318	521
Total trading derivatives	8,470,277	7,137,994	19,622,475	16,983,728	10,511,835	15,801,423	78,527,732	1,651,627	1,745,504

Total	8,470,277	7,137,994	19,828,077	17,125,206	10,730,349	16,486,167	79,778,070	1,738,135	1,782,856

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2020
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	5,031	—	—	5,031	—	1,646
Interest rate swap	—	—	—	—	—	29,508	29,508	—	4,873
Total derivatives held for hedging purposes	—	—	—	5,031	—	29,508	34,539	—	6,519

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172
Total derivatives held as cash flow hedges	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172

Trading derivatives
Currency forward	7,320,775	5,754,021	7,753,967	823,355	60,193	26,340	21,738,651	551,964	637,186
Interest rate swap	1,516,969	2,797,327	10,330,399	12,705,904	6,658,095	10,180,750	44,189,444	1,167,416	1,189,828
Interest rate swap and cross currency swap	439,244	809,124	3,459,603	5,892,574	3,442,030	4,850,644	18,893,219	845,831	940,646
Call currency options	10,581	25,382	34,294	1,657	—	—	71,914	269	306
Put currency options	9,605	20,470	26,893	427	—	—	57,395	1,462	2,099
Total trading derivatives	9,297,174	9,406,324	21,605,156	19,423,917	10,160,318	15,057,734	84,950,623	2,566,942	2,770,065

Total	9,297,174	9,406,324	21,769,486	19,600,873	10,374,129	15,754,633	86,202,619	2,618,004	2,841,756

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of June 30, 2021 and December 31, 2020:

	June	December
	2021	2020
	MCh$	MCh$
Hedge element
Commercial loans	3,428	5,031
Corporate bonds	2,672	29,508

Hedge instrument
Cross currency swap	3,428	5,031
Interest rate swap	2,672	29,508

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,466)	(1,473)	(2,932)	(2,946)	(43,826)	(44,037)	(50,834)	(51,871)	(99,058)	(100,327)
Corporate Bond HKD	(1,020)	—	(4,821)	—	(7,903)	(13,352)	(91,518)	(90,988)	(80,666)	(78,369)	(277,806)	(269,894)	(463,734)	(452,603)
Corporate Bond PEN	—	—	(749)	(775)	(749)	(775)	(2,996)	(3,098)	(2,996)	(3,098)	(39,360)	(41,484)	(46,850)	(49,230)
Corporate Bond CHF	—	—	—	—	(815)	(829)	(92,816)	(94,332)	(119,234)	(121,182)	—	—	(212,865)	(216,343)
Corporate Bond USD	—	—	—	—	(1,562)	(1,515)	(3,124)	(3,030)	(3,124)	(3,030)	(40,605)	(40,140)	(48,415)	(47,715)
Obligation USD	(209)	(202)	(79)	(76)	(161,769)	(157,455)	—	—	—	—	—	—	(162,057)	(157,733)
Corporate Bond JPY	—	—	—	—	(35,058)	(2,115)	(3,329)	(38,110)	(3,329)	(3,472)	(182,646)	(191,351)	(224,362)	(235,048)
Corporate Bond AUD	—	—	(2,488)	(970)	(2,441)	(3,928)	(9,862)	(9,796)	(9,860)	(9,799)	(207,356)	(206,991)	(232,007)	(231,484)
Corporate Bond NOK	—	—	—	—	(2,330)	(2,275)	(4,659)	(4,550)	(4,659)	(4,550)	(73,218)	(71,491)	(84,866)	(82,866)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,466	1,473	2,932	2,946	43,826	44,037	50,834	51,871	99,058	100,327
Cross Currency Swap HKD	1,020	—	4,821	—	7,903	13,352	91,518	90,988	80,666	78,369	277,806	269,894	463,734	452,603
Cross Currency Swap PEN	—	—	749	775	749	775	2,996	3,098	2,996	3,098	39,360	41,484	46,850	49,230
Cross Currency Swap CHF	—	—	—	—	815	829	92,816	94,332	119,234	121,182	—	—	212,865	216,343
Cross Currency Swap USD	—	—	—	—	1,562	1,515	3,124	3,030	3,124	3,030	40,605	40,140	48,415	47,715
Cross Currency Swap USD	209	202	79	76	161,769	157,455	—	—	—	—	—	—	162,057	157,733
Cross Currency Swap JPY	—	—	—	—	35,058	2,115	3,329	38,110	3,329	3,472	182,646	191,351	224,362	235,048
Cross Currency Swap AUD	—	—	2,488	970	2,441	3,928	9,862	9,796	9,860	9,799	207,356	206,991	232,007	231,484
Cross Currency Swap NOK	—	—	—	—	2,330	2,275	4,659	4,550	4,659	4,550	73,218	71,491	84,866	82,866

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	161	160	4,089	280	220,295	186,116	181,178	213,673	249,719	246,244	754,671	741,654	1,410,113	1,388,127

Hedge instrument
Outflows:
Cross Currency Swap HKD	(161)	(160)	(3,565)	—	(5,656)	(9,035)	(72,472)	(72,728)	(77,746)	(76,073)	(210,894)	(206,514)	(370,494)	(364,510)
Cross Currency Swap PEN	—	—	(50)	(48)	(49)	(49)	(198)	(194)	(198)	(194)	(32,619)	(31,965)	(33,114)	(32,450)
Cross Currency Swap JPY	—	—	—	—	(38,516)	(4,195)	(6,741)	(40,526)	(6,732)	(6,596)	(204,619)	(201,852)	(256,608)	(253,169)
Cross Currency Swap USD	—	—	—	—	(168,943)	(165,634)	(1,342)	(1,311)	(1,344)	(1,317)	(38,076)	(37,584)	(209,705)	(205,846)
Cross Currency Swap CHF	—	—	—	—	(4,023)	(3,929)	(93,270)	(91,923)	(115,590)	(114,409)	—	—	(212,883)	(210,261)
Cross Currency Swap EUR	—	—	—	—	(1,954)	(1,912)	(3,894)	(3,805)	(44,851)	(44,464)	(46,053)	(45,439)	(96,752)	(95,620)
Cross Currency Swap AUD	—	—	(474)	(232)	(517)	(738)	(1,984)	(1,939)	(1,983)	(1,942)	(155,692)	(152,709)	(160,650)	(157,560)
Cross Currency Swap NOK	—	—	—	—	(637)	(624)	(1,277)	(1,247)	(1,275)	(1,249)	(66,718)	(65,591)	(69,907)	(68,711)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2021 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$82,373 million (charge to equity of Ch$45,119 million in June 30, 2020). The net effect of taxes credit to equity amounts to Ch$60,133 million (net charge to equity of Ch$32,937 million equity during the period June 2020).

The accumulated balance for this concept as of June 30, 2021 corresponds to a credit in equity amounted to Ch$11,691 million (charge to equity of Ch$70,682 million as of December 2020).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$18,802 million during the period 2021 (credit to results for Ch$107,463 million during the period June 2020).

(c.5)	As of June 30, 2021 and 2020, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of June 30, 2021 and 2020, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	June	December
	2021	2020
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	260,002
Provisions for loans to domestic banks	—	(140)
Subtotal	—	259,862
Foreign Banks
Interbank loans commercial	157,965	185,858
Credits with third countries	—	167
Chilean exports trade loans	89,449	113,596
Provisions for loans to foreign banks	(419)	(525)
Subtotal	246,995	299,096
Central Bank of Chile
Central Bank deposits	3,200,000	2,380,033
Other Central Bank credits	—	—
Subtotal	3,200,000	2,380,033
Total	3,446,995	2,938,991

(b)	The changes in provisions of the credits owed by the banks, during the periods 2021 and 2020, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2020	54	704	758
Provisions established	—	—	—
Provisions released	(54)	(234)	(288)
Balance as of June 30, 2020	—	470	470
Provisions established	140	55	195
Provisions released	—	—	—
Balance as of December 31, 2020	140	525	665
Provisions established	—	—	—
Provisions released	(140)	(106)	(246)
Balance as of June 30, 2021	—	419	419

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of June 30, 2020 and December 31, 2020, the portfolio of loans is composed as follows:

	As of June 30, 2021
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	14,454,959	131,822	393,711	14,980,492	(182,911)	(144,197)	(327,108)	14,653,384
Foreign trade loans	1,169,329	13,682	19,065	1,202,076	(37,425)	(2,432)	(39,857)	1,162,219
Current account debtors	116,146	3,533	2,403	122,082	(2,395)	(6,346)	(8,741)	113,341
Factoring transactions	447,578	2,531	466	450,575	(9,857)	(806)	(10,663)	439,912
Student loans	54,924	—	2,547	57,471	—	(4,309)	(4,309)	53,162
Commercial lease transactions (1)	1,511,013	44,157	26,589	1,581,759	(6,734)	(5,423)	(12,157)	1,569,602
Other loans and accounts receivable	99,354	469	15,231	115,054	(6,863)	(5,891)	(12,754)	102,300
Subtotal	17,853,303	196,194	460,012	18,509,509	(246,185)	(169,404)	(415,589)	18,093,920
Mortgage loans
Letters of credit	7,235	—	435	7,670	—	(35)	(35)	7,635
Endorsable mortgage loans	19,763	—	859	20,622	—	(61)	(61)	20,561
Other residential lending	9,411,387	—	278,088	9,689,475	—	(30,711)	(30,711)	9,658,764
Credit from ANAP	1	—	—	1	—	—	—	1
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	144,732	—	9,240	153,972	—	(1,239)	(1,239)	152,733
Subtotal	9,583,118	—	288,622	9,871,740	—	(32,046)	(32,046)	9,839,694
Consumer loans
Consumer loans in installments	2,479,087	—	229,210	2,708,297	—	(195,029)	(195,029)	2,513,268
Current account debtors	139,392	—	4,019	143,411	—	(8,451)	(8,451)	134,960
Credit card debtors	1,009,720	—	20,905	1,030,625	—	(35,851)	(35,851)	994,774
Consumer lease transactions (1)	441	—	—	441	—	(5)	(5)	436
Other loans and accounts receivable	7	—	716	723	—	(498)	(498)	225
Subtotal	3,628,647	—	254,850	3,883,497	—	(239,834)	(239,834)	3,643,663
Total	31,065,068	196,194	1,003,484	32,264,746	(246,185)	(441,284)	(687,469)	31,577,277

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of June 30, 2021 Ch$798,787 million correspond to finance leases on real estate and Ch$783,413 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	13,818,088	136,072	438,535	14,392,695	(197,777)	(139,718)	(337,495)	14,055,200
Foreign trade loans	941,825	7,347	17,791	966,963	(33,441)	(2,374)	(35,815)	931,148
Current account debtors	111,888	3,617	4,973	120,478	(2,789)	(6,762)	(9,551)	110,927
Factoring transactions	369,656	3,617	601	373,874	(8,512)	(837)	(9,349)	364,525
Student loans	55,058	—	2,449	57,507	—	(4,201)	(4,201)	53,306
Commercial lease transactions (1)	1,513,776	44,968	33,348	1,592,092	(7,504)	(6,169)	(13,673)	1,578,419
Other loans and accounts receivable	72,769	455	16,206	89,430	(6,892)	(6,319)	(13,211)	76,219
Subtotal	16,883,060	196,076	513,903	17,593,039	(256,915)	(166,380)	(423,295)	17,169,744
Mortgage loans
Letters of credit	8,646	—	692	9,338	—	(44)	(44)	9,294
Endorsable mortgage loans	22,885	—	1,220	24,105	—	(81)	(81)	24,024
Other residential lending	8,894,326	—	305,815	9,200,141	—	(32,427)	(32,427)	9,167,714
Credit from ANAP	2	—	—	2	—	—	—	2
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	146,174	—	8,894	155,068	—	(1,212)	(1,212)	153,856
Subtotal	9,072,033	—	316,621	9,388,654	—	(33,764)	(33,764)	9,354,890
Consumer loans
Consumer loans in installments	2,418,658	—	299,469	2,718,127	—	(236,408)	(236,408)	2,481,719
Current account debtors	153,855	—	4,869	158,724	—	(10,186)	(10,186)	148,538
Credit card debtors	1,052,342	—	25,103	1,077,445	—	(42,789)	(42,789)	1,034,656
Consumer lease transactions (1)	302	—	—	302	—	(3)	(3)	299
Other loans and accounts receivable	10	—	667	677	—	(465)	(465)	212
Subtotal	3,625,167	—	330,108	3,955,275	—	(289,851)	(289,851)	3,665,424
Total	29,580,260	196,076	1,160,632	30,936,968	(256,915)	(489,995)	(746,910)	30,190,058

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2020 Ch$802,828 million correspond to finance leases on real estate and Ch$789,566 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of June 30, 2021 and December 31, 2020, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	18,009,963	17,039,307	499,546	553,732	18,509,509	17,593,039	(246,185)	(256,915)	(169,404)	(166,380)	(415,589)	(423,295)	18,093,920	17,169,744
Mortgage loans	9,583,118	9,072,033	288,622	316,621	9,871,740	9,388,654	—	—	(32,046)	(33,764)	(32,046)	(33,764)	9,839,694	9,354,890
Consumer loans	3,628,647	3,625,167	254,850	330,108	3,883,497	3,955,275	—	—	(239,834)	(289,851)	(239,834)	(289,851)	3,643,663	3,665,424
Total	31,221,728	29,736,507	1,043,018	1,200,461	32,264,746	30,936,968	(246,185)	(256,915)	(441,284)	(489,995)	(687,469)	(746,910)	31,577,277	30,190,058

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the period 2021 and 2020, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2020	176,942	150,831	28,047	329,598	685,418
Charge-offs	(6,243)	(25,070)	(3,763)	(171,557)	(206,633)
Sales or transfers of credits	(186)	—	—	—	(186)
Allowances established	54,342	26,249	2,307	117,777	200,675
Allowances released	—	—	—	—	—
Balance as of June 30, 2020	224,855	152,010	26,591	275,818	679,274
Charge-offs	(4,586)	(28,247)	(5,115)	(71,979)	(109,927)
Sales or transfers of credits	(145)	—	—	—	(145)
Allowances established	36,791	42,617	12,288	86,012	177,708
Allowances released	—	—	—	—	—
Balance as of December 31, 2020	256,915	166,380	33,764	289,851	746,910
Charge-offs	(6,105)	(28,816)	(5,053)	(78,410)	(118,384)
Sales or transfers of credits	(14,457)	—	—	—	(14,457)
Allowances established	9,832	31,840	3,335	28,393	73,400
Allowances released	—	—	—	—	—
Balance as of June 30, 2021	246,185	169,404	32,046	239,834	687,469

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (see Note No. 24).

Other disclosures:

1.	As of June 30, 2021, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 letter (e).

2.	As of June 30, 2021, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

3.	As of June 30, 2021 and December 31, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,198,879 million (Ch$2,021,688 million in December 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	511,988	521,445	(50,609)	(52,438)	461,379	469,007
From 1 to 2 years	373,074	373,304	(36,649)	(37,958)	336,425	335,346
From 2 to 3 years	251,028	245,667	(24,010)	(25,084)	227,018	220,583
From 3 to 4 years	161,472	161,492	(16,512)	(17,433)	144,960	144,059
From 4 to 5 years	114,350	110,743	(11,989)	(12,841)	102,361	97,902
After 5 years	330,761	350,679	(25,578)	(28,994)	305,183	321,685
Total	1,742,673	1,763,330	(165,347)	(174,748)	1,577,326	1,588,582

(*)	The net balance receivable does not include past-due portfolio totaling Ch$4,874 million as of June 30, 2021 (Ch$3,812 million as of December 2020).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(d)	Purchase of loan portfolio:

During the period ended June 30, 2021 and the year ended 2020 no portfolio purchases were made.

(e)	Sale or transfer of loans from the loan portfolio:

During the period 2021 and 2020 there have been operations of sale or transfer of the loan portfolio according to the following:

	As of June 30, 2021
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	16,327	(14,457)	6,537	4,667
Sale of written – off loans	—	—	—	—
Total	16,327	(14,457)	6,537	4,667

	As of June 30, 2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	43,804	(186)	43,804	186
Sale of written – off loans	—	—	—	—
Total	43,804	(186)	43,804	186

(*)	See Note No. 30.

(f)	Securitization of own assets:

During the period 2021 and the year 2020, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of June 30, 2021 and December 31, 2020, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2021			December 2020
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	105	—	105	109	—	109
Promissory notes issued by the Central Bank of Chile	—	—	—	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	1,405,893	127,770	1,533,663	163,491	—	163,491

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	120,376	—	120,376	128,763	—	128,763
Bonds from domestic banks	4,295	—	4,295	15,887	—	15,887
Deposits from domestic banks	806,734	—	806,734	685,392	—	685,392
Bonds from other Chilean companies	23,514	—	23,514	34,539	—	34,539
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	3,411	—	3,411	32,342	—	32,342

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Total	2,364,328	127,770	2,492,098	1,060,523	—	1,060,523

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$3,713 million in June 30, 2021 (Ch$13,268 million in December 2020). The repurchase agreements have an average maturity of 5 days in June 2021 (5 days in December 2020). Additionally, instruments given as collateral are classified as part of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) granted by the Central Bank of Chile for an approximate amount of Ch$842,646 million as of June 30, 2021.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$20,887 million as of June 30, 2021 (Ch$36,146 million as of December 31, 2020).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) granted by the Central Bank of Chile for an approximate amount of Ch$581,360 as of June 30, 2021 (Ch$350,154 million as of December 31, 2020).

As of June 30, 2021, the portfolio of financial assets available-for-sale includes an accumulated unrealized loss of Ch$47,463 million (accumulated unrealized gain of Ch$801 million in December 2020), recorded as an equity valuation adjustment.

During the periods 2021 and 2020, there is no evidence of impairment of financial assets.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2021 and 2020 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	June	June
	2021	2020
	MCh$	MCh$

Unrealized (losses) gains	(44,361)	18,296
Realized gains reclassified to income	(3,903)	(12,434)
Subtotal	(48,264)	5,862
Income tax on other comprehensive income	13,033	(1,581)
Net effect in equity	(35,231)	4,281

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$43,588 million as of June 30, 2021 (Ch$44,649 million as of December 31, 2020), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		June	December	June	December	June	December	June	June
Company	Shareholder	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (*)	Banco de Chile	26.94	26.16	52,971	67,337	15,970	17,613	(4,258)	638
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	18,382	19,171	3,677	3,951	114	185
Redbanc S.A.	Banco de Chile	38.13	38.13	9,242	8,663	3,525	3,307	221	(288)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	9,624	8,182	3,208	2,787	421	159
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	10,660	8,626	3,158	2,556	603	315
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	6,025	5,526	1,615	1,564	143	115
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,158	12,248	1,499	1,510	(10)	(10)
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,614	6,436	992	980	23	20
Subtotal Associates				125,676	136,189	33,644	34,268	(2,743)	1,134

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	13,235	13,268	6,618	6,631	(16)	(122)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,169	2,547	1,085	1,439	245	241
Subtotal Joint Ventures				15,404	15,815	7,703	8,070	229	119
Subtotal				141,080	152,004	41,347	42,338	(2,514)	1,253

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	306	280
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	21	32
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	9
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					21	91	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,241	2,311	328	322
Total						43,588	44,649	(2,186)	1,575

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)	On April 22, 2021, the Extraordinary Shareholders' Meeting of the company unanimously approved a capital increase in the amount of Ch$30,000 million through the issuance of 152,905,194 payment shares. As of June 30, 2021, Banco de Chile has subscribed and paid 13,331,502 shares equivalent to Ch$2,616 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of 2021 and 2020, are as follows:

	June	June
	2021	2020
	MCh$	MCh$

Initial book value	42,338	48,442
Acquisition of investments in companies	2,616	—
Participation on income in companies with significant influence and joint control	(2,514)	1,253
Dividends received	(1,097)	(751)
Others	4	4
Total	41,347	48,948

(c)	During the period ended as of June 30, 2021 and 2020 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of June 30, 2021 and December 31, 2020 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	195,035	180,669	(128,237)	(119,968)	66,798	60,701
Total					195,035	180,669	(128,237)	(119,968)	66,798	60,701

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of June 30, 2021 and December 31, 2020 are as follows:

	Software or computer programs
	June	December
	2021	2020
	MCh$	MCh$
Gross Balance
Balance as of January 1,	180,669	163,485
Acquisition	14,689	18,631
Disposals/ write-downs	(352)	(387)
Reclassification	29	(16)
Impairment	—	(1,044)
Total	195,035	180,669

Accumulated Amortization
Balance as of January 1,	(119,968)	(105,178)
Amortization for the period (*)	(8,343)	(15,865)
Disposals/ write-downs	352	660
Reclassification	(278)	—
Impairment (*)	—	415
Total	(128,237)	(119,968)

Balance Net	66,798	60,701

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of June 30, 2021 and December 31, 2020, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	June	December
	2021	2020
	MCh$	MCh$

Software and licenses	7,251	3,830

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of June 30, 2021 and December 31, 2020 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	20	310,110	304,951	(146,748)	(142,543)	163,362	162,408
Equipment	5	5	4	4	233,111	222,624	(183,132)	(175,141)	49,979	47,483
Others	7	7	4	4	56,903	55,898	(48,948)	(47,861)	7,955	8,037
Total					600,124	583,473	(378,828)	(365,545)	221,296	217,928

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of June 30, 2021 and December 31, 2020 are as follows:

	June 2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	5,378	11,009	1,510	17,897
Write-downs and sales of the period	(219)	(522)	(502)	(1,243)
Impairment (*)	—	—	(3)	(3)
Total	310,110	233,111	56,903	600,124

Accumulated Depreciation
Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Depreciation charges of the period (*) (**)	(4,378)	(8,512)	(1,587)	(14,477)
Write-downs and sales of the period	173	521	500	1,194
Impairment	—	—	—	—
Total	(146,748)	(183,132)	(48,948)	(378,828)

Balance as of June 30, 2021	163,362	49,979	7,955	221,296

	2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-downs and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment (***)	(68)	(33)	(26)	(127)
Total	304,951	222,624	55,898	583,473

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-downs and sales of the year	2,695	4,692	1,025	8,412
Impairment (***)	—	—	12	12
Total	(142,543)	(175,141)	(47,861)	(365,545)

Balance as of December 31, 2020	162,408	47,483	8,037	217,928

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in "Other Assets" for Ch$178 million (Ch$357 million as of December 2020).

(***)	As of December 31, 2020 does not include charge-offs of Property and Equipment of Ch$916 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of June 30, 2021 and December 31, 2020 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	127,730	123,215	(42,234)	(33,560)	85,496	89,655
Floor space for ATMs	42,549	40,445	(21,365)	(16,496)	21,184	23,949
Improvements to leased properties	27,189	26,579	(21,702)	(21,354)	5,487	5,225
Total	197,468	190,239	(85,301)	(71,410)	112,167	118,829

(d)	The changes of the rights over leased assets as of June 30, 2021 and December 31, 2020 is as follows:

	June 2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	5,092	2,318	705	8,115
Write-downs	(577)	(214)	(95)	(886)
Total	127,730	42,549	27,189	197,468

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the period (*)	(9,251)	(5,077)	(442)	(14,770)
Write-downs	577	214	94	885
Others	—	(6)	—	(6)
Total	(42,234)	(21,365)	(21,702)	(85,301)

Balance as of June 30, 2021	85,496	21,184	5,487	112,167

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	December 2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	Does not include provision for impairment of Ch$1 million.

(e)	The future maturities (including unearned interest) of the lease liabilities as of June 30, 2021 and December 31, 2020 are shown below:

	June 2021
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:

Buildings	1,742	3,478	15,400	27,423	21,046	29,382	98,471
ATMs	892	1,753	7,755	10,906	384	411	22,101
Total	2,634	5,231	23,155	38,329	21,430	29,793	120,572

	December 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:

Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2021 and 2020 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	1,197
Interest expenses	1,391
Payments of capital and interests	(13,852)
Remeasurement	(1,274)
Derecognized contracts	(3,158)
Others	1,813
Balances as of June 30, 2020	132,130
Liabilities for new lease agreements	4,571
Interest expenses	1,141
Payments of capital and interests	(14,853)
Remeasurement	(370)
Derecognized contracts	(9,179)
Others	1,577
Balances as of December 31, 2020	115,017
Liabilities for new lease agreements	4,946
Interest expenses	1,052
Payments of capital and interests	(15,294)
Remeasurement	—
Derecognized contracts	—
Others	2,464
Balances as of June 30, 2021	108,185

(f)	The future cash flows related to short-term lease agreements in effect as of June 30, 2021 correspond to Ch$5,584 million (Ch$6,814 as of December 31, 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of June 30, 2021 and December 31, 2020, according to the following detail:

	June	December
	2021	2020
	MCh$	MCh$

Income tax	114,293	153,084
Less:
Monthly prepaid taxes	(89,841)	(172,683)
Credit for training expenses	(633)	(1,900)
Others	(1,116)	(1,139)
Total	22,703	(22,638)

Tax rate	27%	27%

	June	December
	2021	2020
	MCh$	MCh$

Current tax assets	1.515	22,949
Current tax liabilities	(24.218)	(311)
Total tax receivable (payable), net	(22.703)	22,638

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2021 and 2020, are broken down as follows:

	June	June
	2021	2020
	MCh$	MCh$
Income tax expense:
Current year tax	92,053	66,939
Tax Previous year	(2,375)	(1,269)
Subtotal	89,678	65,670
Charge for deferred taxes:
Origin and reversal of temporary differences	(10,926)	(4,805)
Subtotal	(10,926)	(4,805)
Others	2,525	2,433
Net charge to income for income taxes	81,277	63,298

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2021 and 2020:

	June 2021		June 2020
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	109,659	27.00	84,208
Additions or deductions	0.37	1,491	(1.93)	(6,023)
Price-level restatement	(7.54)	(30,618)	(5.88)	(18,344)
Others	0.18	745	1.11	3,457
Effective rate and income tax expense	20.01	81,277	20.30	63,298

The effective rate for income tax for the period 2021 is 20.01% (20.30% in June 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of June 30, 2021 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of June 31,
	2020	Income	Equity	2021
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	268,482	2,495	—	270,977
Personnel provisions	16,233	(4,071)	—	12,162
Staff vacations provisions	9,164	396	—	9,560
Accrued interests adjustments from impaired loans	4,570	434	—	5,004
Staff severance indemnities provision	537	(9)	(100)	428
Provision of credit cards expenses	7,959	673	—	8,632
Provision of accrued expenses	14,083	(783)	—	13,300
Adjustment for valuation of financial assets available-for-sale	—	—	12,810	12,810
Leasing	28,835	10,719	—	39,554
Incomes received in advance	16,088	(1,917)	—	14,171
Other adjustments	26,905	6,746	—	33,651
Total Debit Differences	392,856	14,683	12,710	420,249

Credit Differences:
Depreciation and price-level restatement of property and equipment	17,256	162	—	17,418
Adjustment for valuation of financial assets available-for-sale	223	—	(223)	—
Transitory assets	5,378	3,465	—	8,843
Loans accrued to effective rate	2,779	(202)	—	2,577
Prepaid expenses	2,234	5,359	—	7,593
Other adjustments	7,041	(5,027)	—	2,014
Total Credit Differences	34,911	3,757	(223)	38,445

Total, Net	357,945	10,926	12,933	381,804

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts as of June 30, 2020 and December 31, 2020 are detailed as follows:

	Balance as of December 31,	Effect on		Balance as of June 30,	Effect on		Balance as of December 31,
	2019	Income	Equity	2020	Income	Equity	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	221,079	19,712	—	240,791	27,691	—	268,482
Personnel provisions	16,714	(5,231)	—	11,483	4,750	—	16,233
Staff vacations provisions	7,444	304	—	7,748	1,416	—	9,164
Accrued interest adjustments from impaired loans	3,674	522	—	4,196	374	—	4,570
Staff severance indemnities provision	607	(63)	25	569	(32)	—	537
Provisions of credit card expenses	8,221	533	—	8,754	(795)	—	7,959
Provisions of accrued expenses	10,564	1,920	—	12,484	1,599	—	14,083
Leasing	41,792	(2,708)	—	39,084	(10,249)	—	28,835
Incomes received in advance	32,170	(10,780)	—	21,390	(5,302)	—	16,088
Other adjustments	15,485	666	—	16,151	10,754	—	26,905
Total Debit Differences	357,750	4,875	25	362,650	30,206	—	392,856

Credit differences:
Depreciation of property and equipment and investment properties	15,524	781	—	16,305	951	—	17,256
Adjustment for valuation financial assets available-for-sale	1,039	—	1,581	2,620	—	(2,397)	223
Transitory assets	7,174	1,201	—	8,375	(2,997)	—	5,378
Loans accrued to effective rate	1,386	(795)	—	591	2,188	—	2,779
Prepaid expenses	3,334	(1,354)	—	1,980	254	—	2,234
Other adjustments	8,345	237	—	8,582	(1,541)	—	7,041
Total Credit Differences	36,802	70	1,581	38,453	(1,145)	(2,397)	34,911

Total, Net	320,948	4,805	(1,556)	324,197	31,351	2,397	357,945

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Assets held for leasing (*)	91,923	85,626

Assets received or awarded as payment (**)
Assets awarded at judicial sale	4,794	5,571
Assets received in lieu of payment	995	99
Provision for assets received in lieu of payment or awarded	(59)	(52)
Subtotal	5,730	5,618

Other Assets
Deposits by derivatives margin	131,047	232,732
Trading and brokerage (***)	119,343	84,993
Recoverable income taxes	64,906	8,691
Prepaid expenses	60,593	29,654
Other accounts and notes receivable	31,101	63,796
Commissions receivable	12,679	11,810
Investment properties	12,655	12,833
VAT receivable	9,701	10,777
Servipag available funds	9,445	11,385
Pending transactions	4,433	1,825
Rental guarantees	2,018	2,014
Accounts receivable for sale of assets received in lieu of payment	1,510	715
Assets recovered from leasing for sale	1,364	2,469
Materials and supplies	731	784
Others	20,820	13,745
Subtotal	482,346	488,223
Total	579,999	579,467

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0193% % (0.0024% as of December 31, 2020) of the Bank’s effective equity.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the periods 2021 and 2020 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2020	188
Provisions used	(708)
Provisions established	613
Provisions released	—
Balance as of June 30, 2020	93
Provisions used	(380)
Provisions established	339
Provisions released	—
Balance as of December 31, 2020	52
Provisions used	(56)
Provisions established	63
Provisions released	—
Balance as of June 30, 2021	59

19.	Current Accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Current accounts	14,128,679	12,477,719
Other demand deposits	1,731,635	1,431,904
Other deposits and sight accounts	1,548,100	1,257,606
Total	17,408,414	15,167,229

20.	Savings Accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Time deposits	7,307,508	8,442,536
Term savings accounts	410,799	342,550
Other term balances payable	151,367	114,455
Total	7,869,674	8,899,541

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Domestic banks
Banco de Crédito e Inversiones	1,128	—
Banco Santander	296	—
Banco do Brasil	—	7,100
Banco Scotiabank	—	1,257
Subtotal domestic banks	1,424	8,357

Foreign banks
Foreign trade financing
Wells Fargo Bank	124,780	85,734
Citibank N.A. United State	55,061	114,525
Sumitomo Mitsui Banking	36,706	11,394
Bank of America	35,810	20,475
Bank of New York Mellon	14,682	21,389
Standard Chartered Bank	2,115	715
Commerzbank AG	1,067	21,687
JP Morgan Chase Bank	601	—
The Bank of Nova Scotia	—	121,085
Zürcher Kantonalbank	—	39,116
Others	243	40

Borrowings and other obligations
Citibank N.A. United Kingdom	214,028	233
Wells Fargo Bank	110,279	106,965
The Bank of New York	17,876	—
Standard Chartered Bank	4,880	—
Citibank N.A. London Euros	140	—
Citibank N.A. México S.A	3	—
Deutsche Bank Trust Company Americas	—	7,333
Others	190	105
Subtotal foreign banks	618,461	550,796

Chilean Central Bank (*)	4,348,677	3,110,600

Total	4,968,562	3,669,753

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Mortgage bonds	5,273	6,786
Bonds	7,873,277	7,700,402
Subordinated bonds	892,760	886,407
Total	8,771,310	8,593,595

During the period ended as of June 30, 2021, Banco de Chile issued bonds by an amount of Ch$415,543 million, which corresponds to Short-Term Bonds, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Total as of June 30, 2021		415,543

Current Bonds Long-Term

During the period ended June 30, 2021, there were no current bonds long-term, issued.

Subordinated bonds

During the period ended June 30, 2021, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2020, Banco de Chile issued bonds by an amount of Ch$889,135 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$634,952 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Wells Fargo Bank	USD	74,254	0.45	07/12/2020	06/12/2021
Total as of December 31, 2020		634,952

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of December 31, 2020		254,183

Subordinated bonds

During the year ended December 31, 2020, there were no subordinated bonds, issued.

As of June 30, 2021 and December 31, 2020, the Bank has had no principal and interest defaults on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Other Chilean obligations	218,382	191,258
Public sector obligations	321	455
Total	218,703	191,713

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Provisions for minimum dividends (*)	142,792	220,271
Provisions for personnel benefits and payroll expenses	93,129	111,243
Provisions for contingent loan risks	74,908	76,191
Provisions for contingencies:
Additional loan provisions (**)	410,252	320,252
Country risk provisions	8,587	5,446
Other provisions for contingencies	575	508
Total	730,243	733,911

(*)	See Note No. 27 letter (c).

(**)	As of June 30, 2021, Ch$90,000 million have been established for additional provisions (Ch$107,000 million in December 2020). See Note No. 24 letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the period 2021 and 2020:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	119,099	35,076	11,509	70,000	6,644	242,328
Provisions used	(300,461)	(59,930)	—	—	—	(360,391)
Provisions released	—	—	—	—	(17)	(17)
Balances as of June 30, 2020	119,099	84,221	68,551	283,252	11,460	566,583
Provisions established	101,172	47,877	7,640	37,000	(5,523)	188,166
Provisions used	—	(20,855)	—	—	—	(20,855)
Provisions released	—	—	—	—	17	17
Balances as of December 31, 2020	220,271	111,243	76,191	320,252	5,954	733,911
Provisions established	142,792	56,213	—	90,000	3,208	292,213
Provisions used	(220,271)	(74,327)	—	—	—	(294,598)
Provisions released	—	—	(1,283)	—	—	(1,283)
Balances as of June 30, 2021	142,792	93,129	74,908	410,252	9,162	730,243

(c)	Provisions for personnel benefits and payroll:

	June	December
	2021	2020
	MCh$	MCh$

Staff accrued vacation provision	35,462	33,993
Provisions for performance bonuses	32,320	43,941
Other personnel benefits provision	18,150	25,728
Staff severance indemnities	7,197	7,581
Total	93,129	111,243

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	June	June
	2021	2020
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,581	7,566
Increase in provision	219	212
Benefit paid	(233)	(453)
Effect of change in actuarial factors	(370)	91
Total	7,197	7,416

(ii)	Net benefits expenses:

	June	June
	2021	2020
	MCh$	MCh$

(Decrease) Increase in provisions	(110)	48
Interest cost of benefits obligations	329	164
Effect of change in actuarial factors	(370)	91
Net benefit expenses	(151)	303

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank's plan are shown below:

	June 31, 2021	December 31, 2020
	%	%

Discount rate	4.47	2.31
Salary increase rate	3.94	4.04
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the second quarter of 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	June	June
	2021	2020
	MCh$	MCh$

Balances as of January 1	43,941	51,051
Net provisions established	23,631	18,324
Provisions used	(35,252)	(40,722)
Total	32,320	28,653

(f)	Changes in staff accrued vacation provision:

	June	June
	2021	2020
	MCh$	MCh$

Balances as of January 1	33,993	27,609
Net provisions established	5,718	3,635
Provisions used	(4,249)	(2,508)
Total	35,462	28,736

(g)	Employee benefits share-based provision:

As of June 30, 2021 and 2020, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of June 30, 2021 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$74,908 million (Ch$76,191 million at December 2020). See Note No. 26 letter (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	June	December
	2021	2020
	MCh$	MCh$

Accounts and notes payable	288,268	273,143
Income received in advance (*)	60,612	68,907
Dividends payable	5,983	4,309

Other liabilities
Documents intermediated (**)	201,711	137,546
Cobranding	31,708	29,213
VAT debit	15,693	16,519
Securities unliquidated	4,634	2,725
Outstanding transactions	1,463	725
Insurance payments	606	1,802
Others	29,283	30,231
Total	639,961	565,120

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	June	December
	2021	2020
	MCh$	MCh$
Contingent loans
Guarantees and sureties	336,782	224,079
Confirmed foreign letters of credit	141,048	58,299
Issued letters of credit	391,295	343,663
Bank guarantees	2,183,091	2,214,370
Undrawn credit lines	7,905,881	7,650,382
Other credit commitments	70,965	107,707

Transactions on behalf of third parties
Documents in collections	101,433	157,671
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	4,143	16,024
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	88,754	80,788
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,409,060	2,023,313
Securities held in safe custody in other entities	18,104,483	18,467,801
Total	31,736,935	31,344,097

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of June 30, 2021 the Bank maintain provisions for judicial contingencies amounting to Ch$311 million (Ch$244 million as of December 2020), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2021
	2021	2022	2023	2024	2025	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	20	167	124	—	311

(b.2)	Contingencies for significant lawsuits in courts:

As of June 30, 2021 and December 31, 2020 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,109,200, maturing January 7, 2022 (UF 3,778,100, maturing on January 8, 2021 as of December 2020). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 759,700.

As of June 30, 2021 and December 31, 2020 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2021	2020
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	59,263	47,684
Electronic Chilean Securities Exchange, Stock Exchange	8,158	20,227

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	10,000	10,000
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	4,568	2,858
Total	81,989	80,769

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires April 2, 2022, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 286,600 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 7, 2022.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of June 30, 2021 the entity maintains two insurance policies with effect from April 15, 2021 to April 14, 2022 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2021	2020
	MCh$	MCh$

Undrawn credit lines	38,252	40,404
Bank guarantees provision	28,344	27,596
Guarantees and sureties provision	6,970	7,060
Letters of credit provision	1,289	1,074
Other credit commitments	53	57
Total	74,908	76,191

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of June 30, 2021, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2020), with no par value, subscribed and fully paid.

(ii)	Shares:

The following table shows the changes in share from December 31, 2019 to June 30, 2021:

Total
Ordinary Shares
Total shares as of December 31, 2019	101,017,081,114
Total shares as of December 31, 2020	101,017,081,114
Total shares as of June 30, 2021	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021 it was approved the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile, with charge to the net distributable income for the year ended as of December 31, 2020. The dividends paid in the period 2021 amounted to Ch$220,271 million.

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charge to the net distributable income for the year ended as of December 31, 2019. The dividends paid in the year 2020 amounted to Ch$350,538 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of June 30, 2021 amounted to Ch$86,883 million.

As indicated, as of June 30, 2021, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$237,986 million (Ch$367,119 million as of December 31, 2020). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of June 30, for an amount of Ch$142,792 million (Ch$220,271 million in December 2020), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of June 30, 2021 and 2020 were determined as follows:

	June	June
	2021	2020
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	324,869	248,585
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	3.22	2.46

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	324,869	248,585
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	3.22	2.46

As of June 30, 2021 and 2020, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2021 it was made a credit to equity for Ch$82,373 million (charge to equity of Ch$45,119 million in 2020). The income tax effect presented a charge to equity of Ch$22,240 million (credit of Ch$12,182 million in June 2020).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2021, it was made a charge to equity for Ch$48,264 million (credit of Ch$5,862 million during the year 2020). The deferred tax effect meant a credit to equity of Ch$13,033 million (charge to equity of Ch$1,581 million in June 2020).

(f)	Retained earnings from previous years:

During the year 2021, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2020 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2019 and November 2020, amounting to Ch$95,989 million. Additionally, the Board determined to withhold 40% of the distributable net income, which was equivalent to Ch$146,848 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Interim Consolidated Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	June 2021				June 2020
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	295,748	134,167	3,462	433,377	344,352	84,488	2,410	431,250
Consumer loans	212,733	1,560	2,897	217,190	289,043	866	3,030	292,939
Residential mortgage loans	137,160	207,531	1,757	346,448	136,837	124,023	3,344	264,204
Financial investment	7,452	5,774	—	13,226	18,239	3,826	—	22,065
Repurchase agreements	663	—	—	663	861	—	—	861
Loans to banks	2,877	—	—	2,877	7,286	—	—	7,286
Other interest and indexation revenue	3,501	652	—	4,153	6,884	1,558	—	8,442
Total	660,134	349,684	8,116	1,017,934	803,502	214,761	8,784	1,027,047

The amount of interest recognized on a received basis for impaired portfolio in the period 2021 amounts to Ch$1,482 million (Ch$1,844 million in June 2020).

(b)	At the each period end, the stock of interest and UF indexation not recognized in incomes is the following:

	June 2021			June 2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,174	1,621	14,795	10,550	1,262	11,812
Residential mortgage loans	1,940	1,752	3,692	2,166	1,488	3,654
Consumer loans	25	—	25	69	—	69
Total	15,139	3,373	18,512	12,785	2,750	15,535

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	June 2021			June 2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Savings accounts and time deposits	17,447	20,664	38,111	85,259	15,841	101,100
Debt securities issued	101,052	154,520	255,572	110,243	98,074	208,317
Other financial obligations	7	8	15	326	11	337
Repurchase agreements	116	—	116	1,691	—	1,691
Obligations with banks	10,706	—	10,706	16,409	—	16,409
Demand deposits	176	10,041	10,217	208	7,509	7,717
Lease liabilities	1,052	—	1,052	1,391	—	1,391
Other interest and indexation expenses	—	327	327	612	282	894
Total	130,556	185,560	316,116	216,139	121,717	337,856

(d)	As of June 30, 2021 and 2020, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	June 2021			June 2020
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gain from fair value accounting hedges	4,895	—	4,895	474	—	474
Loss from fair value accounting hedges	(4,244)	—	(4,244)	(7,132)	—	(7,132)
Gain from cash flow accounting hedges	7,621	20,382	28,003	41,852	60,368	102,220
Loss from cash flow accounting hedges	(45,767)	(6,036)	(51,803)	(69,400)	(43,668)	(113,068)
Net gain on hedge items	(4,395)	—	(4,395)	2,210	—	2,210
Total	(41,890)	14,346	(27,544)	(31,996)	16,700	(15,296)

(e)	At each period end, the summary of interest is as follows:

	June	June
	2021	2020
	MCh$	MCh$
Interest revenue	1,017,934	1,027,047
Interest expense	(316,116)	(337,856)
Subtotal interest income	701,818	689,191
Net gain (loss) from accounting hedges	(27,544)	(15,296)
Total net interest income	674,274	673,895

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income refers to the following items:

	June	June
	2021	2020
	MCh$	MCh$
Commission income
Debit and credit card services	85,121	84,257
Investments in mutual funds and others	49,499	47,771
Collections and payments	30,351	27,188
Portfolio management	25,765	24,925
Fees for insurance transactions	17,948	16,643
Use of distribution channel and access to customers	16,623	48,633
Guarantees and letters of credit	14,561	13,396
Trading and securities management	12,521	11,047
Brand use agreement	10,698	10,102
Lines of credit and overdrafts	2,205	2,308
Financial advisory services	884	1,814
Other commission earned	11,018	10,517
Total commissions income	277,194	298,601

Commission expenses
Fees for card transactions	(34,558)	(39,278)
Interbank transactions	(14,563)	(11,250)
Securities transactions	(2,177)	(2,399)
Collections and payments	(2,171)	(2,555)
Sales force	(39)	(88)
Other commission	(505)	(1,052)
Total commissions expenses	(54,013)	(56,622)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2021	2020
	MCh$	MCh$
Trading derivative	19,751	(41,092)
Sale of available-for-sale instruments	4,744	13,751
Sale of loan portfolios (Note No.12 (e))	4,667	186
Net income on other transactions	292	144
Financial assets held-for-trading	(2,274)	46,804
Total	27,180	19,793

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2021	2020
	MCh$	MCh$
Indexed foreign currency	31,443	(61,931)
Gain from accounting hedges	4,998	118,311
Exchange difference, net	2,639	8,813
Total	39,080	65,193

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the periods 2021 and 2020 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	(9,832)	(54,342)	—	—	—	—	(9,832)	(54,342)	(885)	(10,887)	(10,717)	(65,229)
- Group provisions	—	—	(31,840)	(26,249)	(3,335)	(2,307)	(28,393)	(117,777)	(63,568)	(146,333)	—	(622)	(63,568)	(146,955)
Provisions established, net	—	—	(41,672)	(80,591)	(3,335)	(2,307)	(28,393)	(117,777)	(73,400)	(200,675)	(885)	(11,509)	(74,285)	(212,184)

Provisions released:
- Individual provisions	246	288	—	—	—	—	—	—	—	—	—	—	246	288
- Group provisions	—	—	—	—	—	—	—	—	—	—	2,168	—	2,168	—
Provisions realeased, net	246	288	—	—	—	—	—	—	—	—	2,168	—	2,414	288

Provision, net	246	288	(41,672)	(80,591)	(3,335)	(2,307)	(28,393)	(117,777)	(73,400)	(200,675)	1,283	(11,509)	(71,871)	(211,896)

Additional provisions	—	—	(90,000)	(70,000)	—	—	—	—	(90,000)	(70,000)	—	—	(90,000)	(70,000)

Recovery of written-off assets	—	—	5,511	4,115	1,860	1,703	23,629	11,110	31,000	16,928	—	—	31,000	16,928

Provision for loan losses, net	246	288	(126,161)	(146,476)	(1,475)	(604)	(4,764)	(106,667)	(132,400)	(253,747)	1,283	(11,509)	(130,871)	(264,968)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2021 and 2020 are as follows:

	June	June
	2021	2020
	MCh$	MCh$
Remunerations	129,688	129,129
Bonuses and incentives	34,651	24,041
Variable compensation	15,153	16,598
Gratifications	15,046	14,610
Lunch and health benefits	12,625	13,997
Staff severance indemnities	6,529	4,900
Training expenses	945	1,179
Other personnel expenses	9,957	9,553
Total	224,594	214,007

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	June	June
	2021	2020
	MCh$	MCh$
General administrative expenses
Information technology and communications	52,579	49,808
Maintenance and repair of property and equipment	21,724	26,250
External advisory services and professional services fees	7,027	7,344
Surveillance and securities transport services	6,354	5,410
Insurance premiums	3,660	4,330
External service of financial information	3,204	3,058
Office supplies	3,172	5,946
Expenses for short-term leases and low value	2,361	2,232
Energy, heating and other utilities	2,246	3,039
Legal and notary expenses	2,212	2,053
Postal box, mail, postage and home delivery services	2,119	2,020
Representation and travel expenses	1,460	1,326
External service of custody of documentation	1,457	1,726
Other expenses of obligations for lease agreements	1,427	1,361
Donations	1,122	1,931
Other general administrative expenses	9,066	9,171
Subtotal	121,190	127,005

Outsource services
External technological developments expenses	5,596	5,267
Data processing	4,616	5,485
Certification and technology testing	3,542	3,179
Credit pre-evaluation	2,026	6,555
Other	750	1,635
Subtotal	16,530	22,121

Board expenses
Board of Directors Compensation	1,429	1,342
Other Board expenses	—	18
Subtotal	1,429	1,360
Marketing expenses
Advertising	13,869	13,113
Subtotal	13,869	13,113

Taxes, payroll taxes and contributions
Contribution to the banking regulator	5,968	5,499
Real estate contributions	2,165	1,805
Patents	717	645
Other taxes	795	372
Subtotal	9,645	8,321
Total	162,663	171,920

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2021 and 2020, are detailed as follows:

	June	June
	2021	2020
	MCh$	MCh$
Depreciation and amortization
Depreciation of leased assets (Note No. 16 (d))	14,770	13,570
Depreciation of property and equipment (Note No. 16 (b))	14,655	14,757
Amortization of intangibles assets (Note No. 15 (b))	8,343	7,785
Total	37,768	36,112

(b)	As of June 30, 2021 and 2020 the impairment expenses is composed as follows:

	June	June
	2021	2020
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	3	867
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of leased assets (Note No. 16 (d))	—	—
Total	3	867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the periods 2021 and 2020, the Bank and its subsidiaries present other operating income, according to the following:

	June	June
	2021	2020
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,441	3,597
Other income	145	36
Subtotal	3,586	3,633

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	17
Subtotal	—	17

Other income
Release of provisions and expense recovery	4,920	3,322
Rental investment properties	2,756	2,756
Tax management income	2,459	30
Recovery from correspondent banks	1,301	1,499
Revaluation of prepaid monthly payments	475	89
Income from sale leased assets	447	925
Credit/debit card income	346	—
Fiduciary and trustee commissions	110	161
Reimbursements for insurance policies	103	2,804
Gain on sale of fixed assets	8	19
Others	817	987
Subtotal	13,742	12,592

Total	17,328	16,242

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the periods 2021 and 2020, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2021	2020
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	933	1,898
Maintenance expenses of assets received in lieu of payment	218	420
Provisions for assets received in lieu of payment	73	638
Subtotal	1,224	2,956

Provisions for contingencies
Country risk provisions	3,141	6,644
Other provisions	67	—
Subtotal	3,208	6,644

Other expenses
Write-offs for operating risks	4,857	2,832
Leasings operational expenses	2,428	2,957
Card administration	1,898	834
Correspondent banks	1,018	857
Civil lawsuits	149	99
Contribution to other organisms	128	330
Credit life insurance	112	708
Expenses for charge-off leased assets recoveries	73	515
Others	1,717	188
Subtotal	12,380	9,320

Total	16,812	18,920

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	189,710	122,716	134,353	164,213	13,215	12,445	337,278	299,374
Residential mortgage loans	—	—	—	—	63,823	61,131	63,823	61,131
Consumer loans	—	—	—	—	8,959	8,743	8,959	8,743
Gross loans	189,710	122,716	134,353	164,213	85,997	82,319	410,060	369,248
Allowance for loan losses	(1,273)	(1,264)	(815)	(802)	(329)	(390)	(2,417)	(2,456)
Net loans	188,437	121,452	133,538	163,411	85,668	81,929	407,643	366,792

Contingent loans:
Guarantees and sureties	7,381	7,277	10,260	9,469	—	—	17,641	16,746
Letters of credits	90	2,885	—	—	—	—	90	2,885
Banks guarantees	24,050	25,129	25,152	35,733	—	—	49,202	60,862
Undrawn credit lines	75,409	46,887	15,664	14,308	20,473	20,306	111,546	81,501
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	106,930	82,178	51,076	59,510	20,473	20,306	178,479	161,994
Provision for contingencies loans	(191)	(218)	(50)	(55)	(43)	(51)	(284)	(324)
Contingent loans, net	106,739	81,960	51,026	59,455	20,430	20,255	178,195	161,670

Amount covered by guarantee:
Mortgage	15,377	15,575	58,834	54,891	82,423	82,777	156,634	153,243
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	32,166	33,474	15,760	12,117	6,782	6,582	54,708	52,173
Total collateral	47,543	49,049	74,594	67,008	89,205	89,359	211,342	205,416

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to warranty by endorsement and sureties, state guarantees and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	June	December
	2021	2020
	MCh$	MCh$
Assets
Cash and due from banks	564,163	261,386
Transactions in the course of collection	54,353	35,833
Financial assets held-for-trading	234	96
Derivative instruments	114,765	252,748
Investment instruments	9,735	31,548
Other assets	15,523	96,362
Total	758,773	677,973

Liabilities
Demand deposits	195,769	239,139
Transactions in the course of payment	43,116	37,799
Obligations under repurchase agreements	—	24,500
Savings accounts and time deposits	305,998	338,732
Derivative instruments	151,726	355,099
Borrowings with banks	269,232	114,758
Lease liabilities	9,883	10,354
Other liabilities	12,805	14,699
Total	988,529	1,135,080

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	June 2021		June 2020
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	8,383	71	8,688	207
Fees and commissions income	47,504	14,847	56,954	21,034
Net Financial Operating Income
Derivative instruments (**)	8,770	5,163	71,133	90,220
Other financial operations	7	17	33	—
Released or established of provision for credit risk	125	—	—	374
Operating expenses	—	68,062	—	71,972
Other income and expenses	230	1	233	3

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$3,484 million as of June 30, 2021 (net gain of Ch$66,485 million as of June 30, 2020).

(d)	Contracts with related parties:

During the period ended June 30, 2021, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Depósito Central de Valores S.A.	Custodial services
Sistemas Oracle de Chile S.A.	Licensing services, support renewal and implementation of hardware and software.
Universidad del Desarrollo	Entrepreneurship programs
Artikos S.A.	Electronic billing services
Transbank S.A.	Services associated with credit card transactions
Servipag Ltda.	Collection services
Centro de Compensación Automatizado S.A.	Electronic transfer services
Ionix SpA.	Technical assistance service and platform support
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Redbanc S.A.	Electronic Transfer Services (EFT)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	June	June
	2021	2020
	MCh$	MCh$

Personnel remunerations	2,109	1,928
Short-term benefits	3,534	3,642
Severance pay	—	784
Directors’ remunerations and fees (*)	1,429	1,342
Total	7,072	7,696

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$7 million (Ch$7 million in June 2020).

The travel and other related expenses amount to Ch$18 million in June 2020 (there is no amount for this concept in June 2021).

Composition of key personnel:

	No. of executives
	June	June
	2021	2020
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	14	13
Directors Bank and subsidiaries	18	19
Total	39	39

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	62,912	75,701	2,919,178	4,083,591	—	—	2,982,090	4,159,292
Other instruments issued in Chile	1,328	1,002	146,541	99,302	5,486	5,494	153,355	105,798
Instruments issued abroad	12	164	—	—	—	—	12	164
Mutual fund investments	402,038	400,902	—	—	—	—	402,038	400,902
Subtotal	466,290	477,769	3,065,719	4,182,893	5,486	5,494	3,537,495	4,666,156
Derivative contracts for trading purposes
Forwards	—	—	241,788	551,964	—	—	241,788	551,964
Swaps	—	—	1,408,663	2,013,247	—	—	1,408,663	2,013,247
Call Options	—	—	858	269	—	—	858	269
Put Options	—	—	318	1,462	—	—	318	1,462
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,651,627	2,566,942	—	—	1,651,627	2,566,942
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	—	—	—	—	—
Cash flow hedge (Swap)	—	—	86,508	51,062	—	—	86,508	51,062
Subtotal	—	—	86,508	51,062	—	—	86,508	51,062
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	619,010	—	786,988	163,600	—	—	1,405,998	163,600
Other instruments issued in Chile	—	—	935,746	860,327	22,584	36,596	958,330	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	619,010	—	1,722,734	1,023,927	22,584	36,596	2,364,328	1,060,523
Total	1,085,300	477,769	6,526,588	7,824,824	28,070	42,090	7,639,958	8,344,683

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	198,692	637,186	—	—	198,692	637,186
Swaps	—	—	1,545,758	2,130,474	—	—	1,545,758	2,130,474
Call Options	—	—	533	306	—	—	533	306
Put Options	—	—	521	2,099	—	—	521	2,099
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,745,504	2,770,065	—	—	1,745,504	2,770,065
Hedge derivative contracts
Fair value hedge (Swap)	—	—	1,714	6,519	—	—	1,714	6,519
Cash flow hedge (Swap)	—	—	35,638	65,172	—	—	35,638	65,172
Subtotal	—	—	37,352	71,691	—	—	37,352	71,691
Total	—	—	1,782,856	2,841,756	—	—	1,782,856	2,841,756

(1)	As of June 30, 2021, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	June 2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	5,494	(8)	—	—	—	—	—	5,486
Subtotal	5,494	(8)	—	—	—	—	—	5,486

Available-for-Sale Instruments:
Other instruments issued in Chile	36,596	460	(1,203)	4,135	(14,962)	3,025	(5,467)	22,584
Subtotal	36,596	460	(1,203)	4,135	(14,962)	3,025	(5,467)	22,584

Total	42,090	452	(1,203)	4,135	(14,962)	3,025	(5,467)	28,070

	December 2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Subtotal	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596

Total	62,163	(385)	(647)	120,963	(169,213)	29,209	—	42,090

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of June 30, 2021		As of December 31, 2020
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	5,486	(5)	5,494	(8)
Subtotal	5,486	(5)	5,494	(8)
Available-for- Sale Instruments
Other instruments issued in Chile	22,584	(361)	36,596	(525)
Subtotal	22,584	(361)	36,596	(525)

Total	28,070	(366)	42,090	(533)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers' quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,407,350	2,560,216	2,407,350	2,560,216
Transactions in the course of collection	616,932	582,308	616,932	582,308
Investments under resale agreements	92,797	76,407	92,797	76,407
Subtotal	3,117,079	3,218,931	3,117,079	3,218,931
Loans and advances to banks
Domestic banks	—	259,862	—	259,862
Central Bank of Chile	3,200,000	2,380,033	3,200,000	2,380,033
Foreign banks	246,995	299,096	245,062	297,778
Subtotal	3,446,995	2,938,991	3,445,062	2,937,673
Loans to customers, net
Commercial loans	18,093,920	17,169,744	17,701,682	16,968,143
Residential mortgage loans	9,839,694	9,354,890	10,093,507	10,075,011
Consumer loans	3,643,663	3,665,424	3,631,568	3,711,582
Subtotal	31,577,277	30,190,058	31,426,757	30,754,736
Financial assets held-to-maturity	127,770	—	125,118	—
Total	38,269,121	36,347,980	38,114,016	36,911,340

Liabilities
Current accounts and other demand deposits	17,408,414	15,167,229	17,408,414	15,167,229
Transactions in the course of payment	710,418	1,302,000	710,418	1,302,000
Obligations under repurchase agreements	150,185	288,917	150,185	288,917
Savings accounts and time deposits	7,869,674	8,899,541	7,851,209	8,885,015
Borrowings from banks	4,968,562	3,669,753	4,584,689	3,415,959
Other financial obligations	218,703	191,713	242,657	217,311
Subtotal	31,325,956	29,519,153	30,947,572	29,276,431
Debt Issued
Letters of credit for residential purposes	5,114	6,532	5,468	7,201
Letters of credit for general purposes	159	254	170	280
Bonds	7,873,277	7,700,402	8,010,538	8,390,594
Subordinate bonds	892,760	886,407	902,347	1,004,196
Subtotal	8,771,310	8,593,595	8,918,523	9,402,271
Total	40,097,266	38,112,748	39,866,095	38,678,702

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of June 30, 2021 and December 31, 2020:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,407,350	2,560,216	—	—	—	—	2,407,350	2,560,216
Transactions in the course of collection	616,932	582,308	—	—	—	—	616,932	582,308
Investments under resale agreements	92,797	76,407	—	—	—	—	92,797	76,407
Subtotal	3,117,079	3,218,931	—	—	—	—	3,117,079	3,218,931
Loans and advances to banks
Domestic banks	—	259,862	—	—	—	—	—	259,862
Central Bank	3,200,000	2,380,033	—	—	—	—	3,200,000	2,380,033
Foreign banks	—	—	—	—	245,062	297,778	245,062	297,778
Subtotal	3,200,000	2,639,895	—	—	245,062	297,778	3,445,062	2,937,673
Loans to customers, net
Commercial loans	—	—	—	—	17,701,682	16,968,143	17,701,682	16,968,143
Residential mortgage loans	—	—	—	—	10,093,507	10,075,011	10,093,507	10,075,011
Consumer loans	—	—	—	—	3,631,568	3,711,582	3,631,568	3,711,582
Subtotal	—	—	—	—	31,426,757	30,754,736	31,426,757	30,754,736
Financial assets held-to-maturity	125,118	—	—	—	—	—	125,118	—
Total	6,442,197	5,858,826	—	—	31,671,819	31,052,514	38,114,016	36,911,340

Liabilities
Current accounts and other demand deposits	17,408,414	15,167,229	—	—	—	—	17,408,414	15,167,229
Transactions in the course of payment	710,418	1,302,000	—	—	—	—	710,418	1,302,000
Obligations under repurchase agreements	150,185	288,917	—	—	—	—	150,185	288,917
Savings accounts and time deposits	—	—	—	—	7,851,209	8,885,015	7,851,209	8,885,015
Borrowings from banks	—	—	—	—	4,584,689	3,415,959	4,584,689	3,415,959
Other financial obligations	—	—	—	—	242,657	217,311	242,657	217,311
Subtotal	18,269,017	16,758,146	—	—	12,678,555	12,518,285	30,947,572	29,276,431
Debt Issued
Letters of credit for residential purposes	—	—	5,468	7,201	—	—	5,468	7,201
Letters of credit for general purposes	—	—	170	280	—	—	170	280
Bonds	—	—	8,010,538	8,390,594	—	—	8,010,538	8,390,594
Subordinated bonds	—	—	—	—	902,347	1,004,196	902,347	1,004,196
Subtotal	—	—	8,016,176	8,398,075	902,347	1,004,196	8,918,523	9,402,271
Total	18,269,017	16,758,146	8,016,176	8,398,075	13,580,902	13,522,481	39,866,095	38,678,702

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investments under resale agreements	-	Obligations under repurchase agreements
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Investment Instruments Until Maturity: The fair value is calculated with the methodology of the Stock Exchange, using the market IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,738,135	2,618,004	(554,761)	(653,145)	(875,542)	(1,605,409)	(111,022)	(85,614)	196,810	273,836

Derivative financial liabilities	1,782,856	2,841,756	(554,761)	(653,145)	(875,542)	(1,605,409)	(110,770)	(218,329)	241,783	364,873

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2021 and December 31, 2020, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,407,350	—	—	—	2,407,350	—	—	—	—	2,407,350
Transactions in the course of collection	—	616,932	—	—	616,932	—	—	—	—	616,932
Financial Assets held-for-trading	—	3,537,495	—	—	3,537,495	—	—	—	—	3,537,495
Investments under resale agreements	—	45,784	24,359	22,654	92,797	—	—	—	—	92,797
Derivative instruments	—	86,183	93,950	247,321	427,454	450,943	294,714	565,024	1,310,681	1,738,135
Loans and advances to banks (*)	—	3,231,425	2,974	213,015	3,447,414	—	—	—	—	3,447,414
Loans to customers (*)	—	3,448,633	2,438,899	5,510,184	11,397,716	7,385,857	3,813,982	9,667,191	20,867,030	32,264,746
Financial assets available-for-sale	—	93,860	179,375	1,318,751	1,591,986	12,730	228,595	531,017	772,342	2,364,328
Financial assets held-to-maturity	—	—	—	—	—	—	127,770	—	127,770	127,770
Total financial assets	2,407,350	11,060,312	2,739,557	7,311,925	23,519,144	7,849,530	4,465,061	10,763,232	23,077,823	46,596,967

	As of December 31, 2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	582,308	—	—	582,308	—	—	—	—	582,308
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers (*)	—	3,135,152	2,173,685	5,791,178	11,100,015	6,876,058	3,711,756	9,249,139	19,836,953	30,936,968
Financial assets available-for-sale	—	78,180	140,367	487,075	705,622	162,683	16,856	175,362	354,901	1,060,523
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	11,376,003	2,617,915	6,843,526	23,397,660	7,632,432	4,133,765	10,276,381	22,042,578	45,440,238

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$687,469 million (Ch$746,910 million in December 2020) for loans to customers and Ch$419 million (Ch$665 million in December 2020) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of June 30, 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	17,408,414	—	—	—	17,408,414	—	—	—	—	17,408,414
Transactions in the course of payment	—	710,418	—	—	710,418	—	—	—	—	710,418
Obligations under repurchase agreements	—	149,813	44	328	150,185	—	—	—	—	150,185
Savings accounts and time deposits (**)	—	5,872,903	1,145,512	432,342	7,450,757	6,876	1,012	230	8,118	7,458,875
Derivative instruments	—	70,674	87,287	252,928	410,889	510,031	309,509	552,427	1,371,967	1,782,856
Borrowings from financial institutions	—	249,524	19,476	1,260,785	1,529,785	3,438,777	—	—	3,438,777	4,968,562
Debt issued:
Mortgage bonds	—	564	772	1,238	2,574	1,866	467	366	2,699	5,273
Bonds	—	279,293	453,227	818,785	1,551,305	1,735,623	1,737,836	2,848,513	6,321,972	7,873,277
Subordinate bonds	—	3,848	1,291	113,636	118,775	22,987	17,500	733,498	773,985	892,760
Lease liabilities	—	218,421	30	112	218,563	130	10	—	140	218,703
Other financial obligations	—	2,384	4,667	20,633	27,684	34,407	19,359	26,735	80,501	108,185
Total financial liabilities	17,408,414	7,557,842	1,712,306	2,900,787	29,579,349	5,750,697	2,085,693	4,161,769	11,998,159	41,577,508

	As of December 31, 2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Pasivos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	1,302,000	—	—	1,302,000	—	—	—	—	1,302,000
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,196	243,096	442,551	870,843	666,493	427,190	877,230	1,970,913	2,841,756
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Lease liabilities	—	191,303	40	163	191,506	189	18	—	207	191,713
Other financial obligations	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	8,180,335	2,450,248	2,453,136	28,250,948	3,521,130	4,142,211	4,812,682	12,476,023	40,726,971

(**)	Excludes term saving accounts, which amount to Ch$410,799 million (Ch$342,550 million in December 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

41.	Subsequent Events:

In Management’s opinion, there are no significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2021 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer